Exhibit 99.4

Date: Jun 1, 2020

RE: Meeting of the shareholders of Almaden Minerals Ltd. to be held on June 30, 2020 (the “Meeting”)

I, Korm Trieu, the Chief Financial Officer of Almaden Minerals Ltd. hereby certify that:

(a)	arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) and

(c)	Almaden Minerals Ltd. is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

/s/ Korm Trieu
Signature of officer and position